UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

June 11, 2012
(Date of Report, Date of Earliest Event Reported)

Stage Stores, Inc.
(Exact Name of Registrant as Specified in Charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)
10201 Main Street, Houston, Texas	**77025**
(Address of Principal Executive Offices)	(Zip Code)

(800) 579-2302
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events

On June 11, 2012, Stage Stores, Inc. (the "Company") issued a News Release announcing that its Board of Directors has approved an increase in the Company's quarterly dividend rate to 10 cents per share from the previous quarterly rate of 9 cents per share. The new quarterly rate of 10 cents per share will be applicable to dividends declared by the Board after June 20, 2012.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

99   News Release issued by Stage Stores, Inc. on June 11, 2012, announcing that its Board of Directors has approved an increase in the Company's quarterly dividend rate to 10 cents per share from the previous quarterly rate of 9 cents per share and that the new quarterly rate of 10 cents per share will be applicable to dividends declared by the Board after June 20, 2012.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

June 11, 2012   /s/ Richard E. Stasyszen
    (Date)   Richard E. Stasyszen
                                      Senior Vice President, Finance and Controller